Filed by Symyx Technologies, Inc.
 Pursuant to Rule 425 Under the Securities Act of 1933
 And Deemed Filed pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
 Commission File: 000-27765

Symyx Employees:

I am excited to share with you that this morning we announced that we have entered into an agreement to merge with Accelrys, Inc.

We believe this merger of equals offers significant benefits to our employees, our customers, our partners, and our shareholders.  As two leaders in the scientific software and services market, both Symyx and Accelrys understand the challenges scientific R&D organizations are facing. This merger represents a unique and powerful combination of resources that will enable us to meet the changing needs of our customers by delivering more agile, complete and open scientific R&D environments.  This, in combination with our deep scientific expertise in chemistry, biology and materials science, will enable us to deliver a broad range of solutions and services and achieve better outcomes for our customers.

The transaction is expected to be completed by the end of June 2010, with each company’s shareholders owning approximately 50% of the combined entity.  As part of this merger, Max Carnecchia, CEO of Accelrys, and Michael Piraino, CFO of Accelrys, will assume the same roles with the new company.  This decision has the support of both Rex Jackson and me, and has been endorsed by each company’s Boards of Directors.  Rex and I will assist with the transition and integration.  Decisions regarding other key leadership roles will be made during the integration planning process.  The combined company will be headquartered in San Diego, CA and bring together an unrivaled talent pool including some of the world’s leading scientists in the fields of chemistry, biology, materials science and software engineering.

Until regulatory review of the merger is complete and the transaction closes, both companies must continue to operate independently. Integration planning between our two organizations will take place during this time and many of you will be involved in these activities.  During this interim period, it is business as usual and the priority of our respective teams must continue to be delivering outstanding products and services and supporting our customers.

Over the next few days and weeks, we will be holding numerous all hands and departmental meetings to provide everyone with additional information regarding the merger.  You will meet Max Carnecchia in this process and I expect you will find his values and vision consistent with mine.

Be assured that as we progress toward completing the merger, we will continue to communicate more information about the plans for the combined company.

This is an exciting opportunity for Symyx and Accelrys to create a new leader in scientific software and services, and I appreciate your help in making this possible.   I anticipate this merger will be looked back upon as a turning point in the history of our industry and will lead to long-term prosperity for our shareholders, customers, and the combined organization we will now create.

Sincerely,
Isy

Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact.  These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements.  All such forward-looking statements speak only as of the date they are made, and neither Accelrys nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions.  Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2009, which was filed with the SEC on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Important Merger Information and Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys and Symyx will file relevant materials with the SEC, including the filing by Accelrys of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus.  Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Accelrys and Symyx, because they will contain important information about Accelrys, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by Accelrys and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary.

Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Accelrys is set forth in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009.  Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.  Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Accelrys and Symyx will file with the SEC when it becomes available.